Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

ntl/Telewest agreement - further appointments & invitation
to leadership meeting

Dear all,

Thanks for participating in the call yesterday and for the way you handled onward communication to our associates. The purpose of this email is to pick up on two points following yesterday's announcement. Firstly, to tell you about some further appointments to the leadership team of the combined company that will take effect when the deal is closed. And secondly, to invite you to a short leadership meeting on Monday.

Further appointments to the leadership team

There are certain leadership positions that, under the terms of the agreement between the two companies, we have had to confirm immediately. This then has a knock-on effect on certain other roles, which means that at this stage we are announcing the following appointments:

Chairman	Jim Mooney (ntl)
Deputy Chairman	Cob Stenham (Telewest)
CEO	Simon Duffy (ntl)
COO	Neil Berkett (new)
Chief Financial Officer	Jacques Kerrest (ntl)
Deputy CFO	Neil Smith (Telewest)
Chief Technology Officer	Howard Watson (Telewest)
MD Networks	Steve Upton (ntl)
Chief Information Officer	Mike Riddle (new)

All appointments will take effect when the deal is closed. Until then, there is no change to the senior leadership of either company. The remaining senior leadership appointments will be announced as soon as possible.

The above information will be published on the intranet shortly.

Invitation to leadership meeting - Monday 10 October

Whilst this week is quite rightly focused on communicating the news clearly to our associates and dealing with their immediate questions, I know you will have your own questions about the transaction. I would like to invite you to a leadership meeting this coming Monday, along with your Telewest colleagues.

The meeting will be an opportunity for us to reflect on reaction to the announcement both within our organisations and from external stakeholders. We will also look at the task ahead of planning in detail how to bring both companies together at close and leading our associates through a potentially unsettling few months, whilst maintaining our focus on business as usual. We will take you through the materials we shared with the financial markets today, talk about what we do next and, most importantly, explain how we intend to proceed with additional executive appointments.

The time and place

The meeting will take place at The Millennium Conference Centre (part of the Millennium Gloucester Hotel) in Kensington, London, from 2pm - 5pm on Monday 10 October. Coffee and registration will be from 1.15pm onwards and I hope you will stay for drinks, canapés and a bit of a celebration party once the formal meeting has ended. There are directions to the centre on the hotel website here:

http://www. millenniumhotels. com/MCIL. nsf/LU_HOTELDOC/42$$ HotelDescription?OpenDocument

Your feedback and questions

We have set aside a good proportion of the agenda for a question and answer session. It will help us to make productive use of this time to understand in advance the key areas you would like covered. Please complete and return the attached question and feedback form to Sarah Ponsford by 12.00 mid day on Thursday 6th October, along with your confirmation that you will be attending this event.

Early indications are that yesterday's news has been received positively by associates so far. Thank you for helping to communicate the message so clearly, and I look forward to seeing you on Monday.

Best regards

Simon

As you know, both ntl Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of Ntl Incorporated (“Ntl”) and Telewest Global, Inc. (“Telewest”) . In connection with the proposed merger, Ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”) . INVESTORS AND SECURITY HOLDERS OF Ntl AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of Ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by Ntl and Telewest with the SEC, at the SEC’s web site at http://www. sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of Ntl’s filings may be obtained by directing a request to Ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, not shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding Ntl’s directors and executive officers is available in Ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

This information may contain certain statements regarding the proposed transaction between Ntl and Telewest, benefits and synergies of the transaction, future opportunities for the combined company and products and other statements regarding Telewest’s or Ntl’s future expectations, beliefs, goals or prospects. Such statements constitute forward -looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”,

“projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to Ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward -looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of Ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.